UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

30 May 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

This report on Form 6-K contains the following:

1.	Cover letter

2.	Fitch places TCNZ’s rating on rating watch negative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 30 May 2011	By:	/s/ Craig Mulholland

	Name:	Craig Mulholland
	Title:	Group Company Secretary

30 May 2011

FITCH ANNOUNCEMENT – FITCH PLACES TCNZ’S RATING ON RATING WATCH NEGATIVE

Fitch has today released the attached announcement.

ENDS

Contact:

Mark Laing

Head of Investor Relations

+64 (0) 272 275 890

Or

Stefan Knight

Investor Relations Manager

+64 (0) 27 252 9428

Fitch Places TCNZ’s Rating on Rating Watch Negative

Fitch Ratings-Sydney-29 May 2011: Fitch Ratings has today placed Telecom Corporation of New Zealand Limited’s (TCNZ) Long-Term Foreign Currency Issuer Default Rating (IDR) and Senior unsecured rating at ‘A-’ and ‘F2’ Short-Term IDR on Rating Watch Negative (RWN).

The Rating Watch Negative follows the announcement that TCNZ will structurally separate into two companies under a scheme of arrangement whereby TCNZ will become a retail focussed telecoms business providing fixed, mobile and ICT businesses, with its fixed line access network infrastructure operator, Chorus, becoming a separately listed entity. After the demerger, TCNZ will no longer own local access fixed networks.

The announcement to demerge Chorus follows its selection as New Zealand’s ultra fast broadband (UFB) partner for 70% of the UFB footprint. Chorus’ role in the rural broadband initiative and its existing FTTN footprint will together see Chorus as a key industry cornerstone in New Zealand. The demerger will be effected via a court approved scheme of arrangement by late 2011, and the transaction is subject to certain conditions including stakeholder approval and legislative changes. Key from a bond holder perspective is that the agreement with Crown Fibre Holdings, a Government vehicle, on the UFB will result in the disposal of significant assets into a separately listed entity.

The agency expects to resolve the RWN once greater clarity emerges over the capital structure and financial policies of the remaining TCNZ entity, and details in this regard are scheduled to be announced in September 2011. Fitch believes possible outcomes include an affirmation of the ‘A-’ ratings or a downgrade of the ratings. Any rating downgrade would be between one to two notches.

The Rating Watch Negative reflects the loss of the distinctive advantage of owning both fixed-line and mobile platforms. Furthermore, TCNZ will have limited flexibility to maintain control over tariffs, product offerings and costs. Additionally, Fitch expects erosion of TCNZ’s fixed line market share over the medium term given the different industry structure. Post separation, the agency considers TCNZ’s business risk profile will have increased. Accordingly, a sound capital structure and financial policy, reflective of the new competitive environment, will be critical to the ratings decision. It is noted that TCNZ had previously enacted dividend reinvestment plans or raised new equity in order to restore its balance sheet. Furthermore, Fitch notes that Chorus will be well capitalised and its utility like cash flows can support a moderately leveraged balance sheet.

Primary Analyst

Vicky Melbourne

Senior Director

+61 2 8256 0325

Fitch Australia Pty Ltd, Level 15, 77 King Street, Sydney, NSW 2000, Australia.

Secondary Analyst

Johann Kenny

Director

+61 2 8256 0348

Applicable Criteria and Related Research:

— “Corporate Rating Methodology”, dated 13 August 2010; and

— “Rating Global Telecoms Companies - Sector Credit Factors”, dated 16 September 2010.

Media Relations: Iselle Gonzalez, Sydney, Tel: +612 8256 0326, Email: iselle.gonzalez@fitchratings.com; Matthew Robinson, Sydney, Tel: +61 2 8256 0326, Email: matthew.robinson@fitchratings.com.

Additional information is available at www.fitchratings.com.

Applicable Criteria and Related Research:

Corporate Rating Methodology

Rating Global Telecoms Companies - Sector Credit Factors

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